UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                       For the date of 07 September, 2006

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________








For Immediate Release                                        7th September 2006


                           BOARD ANNOUNCEMENTS AT AIB



Allied Irish Banks, p.l.c. ("AIB") (NYSE: AIB) is pleased to announce the appointment to its Board, with immediate effect, of two new Non-Executive Directors, as follows:



Mr. Sean O'Driscoll,

Mr. O'Driscoll, aged 49, is Group Chief Executive of Glen Dimplex Group. He is a member of UCC's Foundation Board and was appointed by the Irish Government as a member of the Enterprise Advisory Group established to advise on the implementation of enterprise strategy for Ireland, and the high-level Group overseeing implementation of Ireland's Asia Strategy. In April 2006 he was awarded an Honorary OBE for his contribution to British Industry.



Mr. O'Driscoll is a graduate of University College Cork and is a chartered accountant. He is a former partner in KPMG. He joined Glen Dimplex in 1990 as Group Finance Director; he became its Deputy Chief Executive in 1995 and Group Chief Executive in 1998.





Mr. Bernard Somers,

Mr. Somers, aged 57, is a non-executive director of DCC plc, Independent News & Media plc, Irish Continental Group plc, South Wharf plc, and is Chairman of eTel Group, a Central European telecommunications company. He is a former director of the Central Bank of Ireland.



Mr. Somers is a graduate of University College Dublin and is a chartered
accountant.   He is the founder of Somers & Associates, which has built a substantial practice in corporate restructuring.



Commenting on these appointments, Mr. Dermot Gleeson, Chairman, said:



"We are delighted to welcome to the Board business leaders of the calibre of Sean O'Driscoll and Bernard Somers. I'm sure that their wide and varied experience of business in Ireland and internationally will further strengthen our Board as we build on our successes and pursue sustained growth and development in the years ahead."





The Board also today extended the term of appointment of its Chairman, Dermot Gleeson, to 30 April 2011. Mr. Gleeson joined the Board on 16 May 2000 and assumed the Chairmanship on 14 October 2003. (During its consideration of this matter in the absence of Mr. Gleeson, the Board was chaired by Mr. John B. McGuckian, the Senior Independent Director.)



                                     -Ends-



For further information please contact:

Maurice Tracey                                 Ronan Sheridan
Group Investor Relations Manager               Group Press Officer
AIB Group                                      AIB Group
Bankcentre                                     Bankcentre
Dublin 4                                       Dublin 4
Tel: +353-1-6600311 ext. 14191                 Tel: +353-1-6600311 ext. 14651







                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  07 September, 2006                           By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.